Exhibit (k)(7)

FACILITY AGREEMENT

This Facility Agreement (this “Agreement”), dated as of November 23, 2021 (the “Effective Date”), is entered into by and between CLIFFWATER CORPORATE LENDING FUND, a Delaware statutory trust (the “Seller”), and OWL ROCK TECHNOLOGY INCOME CORP., a Maryland corporation (the “Purchaser”).

RECITALS

WHEREAS, the Seller agrees to from time to time acquire certain Loans (as defined below) as the Purchaser may request and the Seller may approve in its sole discretion; and

WHEREAS, on each Settlement Date (as defined below) and pursuant to the terms set forth herein, the Seller agrees to transfer and assign to the Purchaser all of its right, title and interest in and to the applicable Loan.

NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Specific Terms. Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

“Capital Condition” means the occurrence of the Purchaser having received aggregate subscriptions of Four Hundred Fifty Million Dollars ($450,000,000) or greater deposited from escrow into its custody account.

“Commitment Amount” means, from the Effective Date to and excluding the Facility End Date, Two Hundred Million Dollars ($200,000,000), as such amount may be increased from time to time as the Purchaser and the Seller may agree in writing (including, without limitation, by email).

“Confidential Information” means this Agreement, the terms contained herein and all information provided by any party hereto (the “Disclosing Party”) to any other party hereto (the “Receiving Party) in connection with this Agreement or the transactions contemplated herein relating to the Disclosing Party or any of its businesses or any portfolio investment.

“Credit Agreement” means, with respect to each Loan, the loan, note or credit agreement specified in the applicable Initial Purchase Request.

“Disclosing Party” has the meaning set forth in the definition of “Confidential Information”.

“Dollar” and “$” mean lawful money of the United States.

“Facility End Date” means the earlier to occur of (a) the Trade Date in respect of the Forward Purchase of the last remaining Loan(s) held by the Seller and (b) August 1, 2022 (the “Scheduled Facility End Date”), as such date may be extended by mutual agreement in writing by the Seller and the Purchaser for successive three-month periods by providing the Seller with a written notice thereof (including, without limitation, by email) prior to the occurrence of the Scheduled Facility End Date then in effect so long as (i) the Capital Condition has not been satisfied as of such date and (ii) the Purchaser reasonably believes that the Capital Condition will likely be satisfied by the new Scheduled Facility End Date after giving effect to such extension.

“Forward Purchase” has the meaning set forth in Section 2.2 hereof.

“Initial Purchase Date” has the meaning set forth in Section 2.1(b) hereof.

“Initial Principal Amount” means, with respect to any Loan (i) that is a term loan, the aggregate par principal amount of such Loan (for the avoidance of doubt, without giving effect to any “original issue discount” in respect thereof) made by the Seller on the Initial Purchase Date in respect thereof or (ii) that is a revolving line of credit or delayed draw term loan, the aggregate par principal amount funded by the Seller after the Initial Purchase Date under unfunded commitments (for the avoidance of doubt, without giving effect to any “original issue discount” in respect thereof or the amount of any fees and expenses netted from the funding of such revolving line of credit or delayed draw term loan).

“Initial Purchase Request” has the meaning set forth in Section 2.1(a) hereof.

“Lien” means any mortgage, deed of trust, deed to secure debt, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or any lease in the nature thereof), or any other arrangement pursuant to which title to the property is retained by or vested in some other person for security purposes.

“Loan” has the meaning set forth in Section 2.1(b) hereof.

“Loan Rights” means, with respect to any Loan, all proceeds thereof and other assets or property related thereto, including, without limitation, all right, title and interest of the Seller in and to:

(a) all rights with respect to such Loan to which the Seller is entitled as lender under the applicable Related Documents;

(b) any underlying collateral securing such Loan and all recoveries related thereto, all payments paid in respect thereof and all monies due, to become due and paid in respect thereof accruing on and after the Trade Date of such Loan;

(c) all Related Documents;

(d) all insurance policies (if any) with respect to such Loan;

(e) all Liens, guaranties, indemnities, warranties, letters of credit, accounts, bank accounts and property subject thereto from time to time purporting to secure or support payment of the Loan, together with all financing statements, mortgages or similar filings signed or authorized by an obligor relating thereto;

(f) all records (including computer records) with respect to the foregoing;

(g) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Seller (in its capacity as a lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all claims at law or in equity related to the rights and obligations sold and assigned pursuant hereto; and

(h) except as otherwise set forth herein, all collections, income, payments, proceeds and other benefits of each of the foregoing.

“OID” means, with respect to any Loan, the amount, expressed as a percentage, of (a) (i) the Initial Principal Amount of such Loan minus (ii) the amount actually funded (or deemed funded) in cash by the Seller in respect of such Loan, divided by (b) the Initial Principal Amount of such Loan.

“Principal Proceeds” means, with respect to any Loan, all payments actually received by the Seller in respect of the repayment of the principal amount of such Loan, including make-whole or premium payments, if any, and regardless of whether paid by the obligor, an insurer, guarantor or other obligor or as a result of enforcement of security; provided that (a) the principal amount of a Loan may be increased from time to time as the result of a “payment-in-kind” feature of such Loan and such increases shall not constitute Principal Proceeds and (b) principal reimbursement payments in respect of such increased principal amount shall constitute Principal Proceeds hereunder.

“Principal Repayment Amount” means, with respect to any Loan, an amount equal to the aggregate amount of Principal Proceeds actually received by the Seller during the period from (and including) the Initial Purchase Date in respect thereof to (and excluding) the Trade Date in respect thereof.

“Purchase Price” means, with respect to any Loan, a Dollar amount equal to (a) the Initial Principal Amount, plus (b) the incremental principal amount of any Loan as may be increased from time to time as the result of the capitalization of “payment-in-kind” interest under such Loan plus (c) the amount of any uncapitalized “payment-in-kind” interest under such Loan through the Trade Date minus (d) the Principal Repayment Amount, minus (e) the product of (i) the OID of such Loan, times (ii) the Initial Principal Amount, times (iii) the number of days from and including the Trade Date of such Loan to and excluding the scheduled maturity date of such Loan, divided by (iv) the number of days from and including the Initial Purchase Date of such Loan to and excluding the scheduled maturity date of such Loan.

“Receiving Party” has the meaning set forth in the definition of “Confidential Information”.

“Related Documents” means, with respect to any Loan, all credit, loan and note purchase agreements, security agreements, deeds of trust, pledge agreements, assignments, guaranties, and any other instrument or document executed in connection with such Loan.

“Scheduled Facility End Date” has the meaning set forth in the definition of “Facility End Date”.

“Settlement Date” has the meaning set forth in Section 2.2 hereof.

“Trade Date” means, with respect to any Loan, such business day as may be agreed by Purchaser and Seller; provided such business day shall not be earlier than the fifth (5th) business day following the date on which the Purchaser provides notice to the Seller requesting the Forward Purchase of such Loan.

“Voting Rights” has the meaning set forth in Section 2.6 hereof.

“Voting Rights Request” has the meaning set forth in Section 2.6 hereof.

ARTICLE II.

PURCHASE

Section 2.1. Initial Purchase.

(a) From time to time the Purchaser may request in writing, including, without limitation, by email (each such request, an “Initial Purchase Request”), that the Seller acquire one or more loans or otherwise become a lender under the Credit Agreement pursuant to which such loans are made.

(b) Upon receipt by the Seller of such Initial Purchase Request together with any diligence and underwriting materials prepared by the Purchaser and/or its affiliates, the Seller shall have the right, in its sole and absolute discretion, to approve or reject the Initial Purchase Request and to request additional information in connection therewith. The Seller shall notify the Purchaser in writing, including without limitation, by email, of its approval or rejection of such Initial Purchase Request no later than the fifth (5th) business day succeeding the date on which it receives the Initial Purchase Request. If the Seller approves such Initial Purchase Request, the Seller shall purchase (each, an “Initial Purchase”) such loans (each such loan, a “Loan”) specified in such Initial Purchase Request on the terms set forth in the relevant Initial Purchase Request (the date on which the Seller acquires such Loan or otherwise becomes a lender of such Loan, an “Initial Purchase Date”); provided, that immediately after giving effect to such Initial Purchase, the sum of the Initial Principal Amount of each Loan and any unfunded commitments associated with any such Loan (including, for the avoidance of doubt, delayed draw term loans and the unfunded portion of any revolving lines of credit) shall not exceed the Commitment Amount in effect at such time.

Section 2.2. Forward Purchase. Subject to the terms and conditions of this Agreement and the satisfaction of the Capital Condition, on each Trade Date on or prior to the Facility End Date, the Seller and the Purchaser shall enter into a transaction pursuant to which the Seller shall sell, transfer, assign and otherwise convey to the Purchaser (or its designee), and the Purchaser shall purchase (or cause its designee to purchase) for an amount equal to the Purchase Price of the applicable Loan, all right, title and interest of the Seller (whether now owned or hereafter acquired or arising, and wherever located) in and to such Loan and the Loan Rights in respect of such Loan (each, a “Forward Purchase”). The Seller and the Purchaser shall use reasonable efforts to settle such Forward Purchase as soon as reasonably practicable and on such date as may be reasonably agreed by the Seller and the

Purchaser (the date of each such settlement, a “Settlement Date”). Such Loan and such Loan Rights so sold pursuant to this Section 2.2(a) shall be transferred and assigned to the Purchaser (or its designee) free and clear of all Liens, except such Liens imposed by any financing provider to the Seller, which Liens shall be released concurrent with such Forward Purchase. For the avoidance of doubt, the Purchaser shall purchase any and all Loans held by the Seller on the Facility End Date and the Trade Date for any such purchase shall be the Facility End Date.

Section 2.3. Principal, Interest and Fees. All Principal Proceeds, cash and fees accruing on any Loan (other than any fee constituting the OID) that is earned, accrued, paid or payable in respect of such Loan:

(a) prior to the Trade Date of such Loan shall be solely for the benefit of the Seller and retained by the Seller; in the event that the Purchaser receives cash payment of any such amount, the Purchaser shall remit such amount to the Seller within two (2) business days of the receipt thereof; and

(b) on or after the Trade Date of such Loan shall be solely for the Purchaser’s benefit and retained by the Purchaser; in the event that the Seller receives payment of any such amount, the Seller shall remit such amount to the Purchaser within two (2) business days of the receipt thereof.

Section 2.4. Capital Condition. For the avoidance of doubt, the parties agree that, notwithstanding any provision to the contrary herein, the Purchaser shall not be required to enter into any transaction to purchase any Loan pursuant to, or be subject to any other obligations arising under, this Agreement unless and until the Trade Date in respect of such Loan has occurred and the Capital Condition has been satisfied.

Section 2.5. Seller’s Covenants. The Seller will not directly or indirectly sell, transfer, assign or otherwise dispose of any Loan without the prior written notice to the Purchaser other than to the Purchaser or any of its designees pursuant to Section 2.2 hereof. Except such Liens imposed by any financing provider to the Seller, which Liens shall be released concurrent with the Forward Purchase or Acquisition of such Loan, the Seller shall not directly or indirectly create, incur, assume or suffer to exist any Lien of any kind with respect to any Loan.

Section 2.6. Voting of Loans. The Seller shall use commercially reasonable efforts to notify the Purchaser in writing of any event with respect to which the Seller has the right to vote on or consent to any waiver, amendment, modification or other action with respect to such Loan or any documentation relating thereto (collectively, “Voting Rights”); provided no such notification shall be required with respect to any Loan for which the Purchaser or any of its affiliates serves as administrative agent (or in any similar capacity). The Purchaser may, but is not required, to request that the Seller take or cause to be taken (or refrain or cause to refrain from taking) any action with respect to the Voting Rights (such request, a “Voting Rights Request”) and the Seller will notify the Purchaser whether it will or will not exercise the Voting Rights in accordance with the Voting Rights Request. For the avoidance of doubt, the Seller shall be entitled to take (or refrain from taking) any action in its sole discretion in respect of any Voting Rights.

Section 2.7. Documentation, Reports, etc. The Seller shall (i) maintain an up-to-date ledger or “loan tape” of all Loans, setting forth such information in respect of each Loan as the amount actually funded by the Seller in cash in respect of such Loan, the OID in respect of such Loan and the Principal Repayment Amount in respect of such Loan, and (ii) provide, on the first business day of each calendar week, the Purchaser with access to, or a copy of, such ledger or “loan tape” and other records relating to the Loans as the Purchaser may reasonably request.

ARTICLE III.

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1. Representations, Warranties and Covenants. Each party hereto makes the following representations and warranties to the other as of the Effective Date, each Initial Purchase Date (solely in respect of the Seller), each Trade Date and each Settlement Date:

(a) Due Organization. It is duly organized in the jurisdiction of its organization, with full power and authority to own and operate its assets and properties, conduct the business in which it is now engaged and to execute and deliver and perform its obligations under this Agreement.

(b) Due Authorization; Execution and Delivery; Legal, Valid and Binding; Enforceability. The execution and delivery of, and the performance of its obligations under, this Agreement and the other instruments, certificates and agreements contemplated hereby are within its powers and have been duly authorized by all requisite action by it and have been duly executed and delivered by it and constitute its legal, valid and bind obligations enforceable against it in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws and general principles of equity (whether such enforceability is considered in a suit at law or in equity).

(c) Non-Contravention. None of the execution and delivery of this Agreement, the consummation of the transaction herein contemplated, or compliance by it with the terms, conditions and provisions hereof, will (i) conflict with, or result in a material breach or violation of, or constitute a default under its constituent documents or (ii) conflict with or contravene in any material respect any applicable law, order, writ, judgment, award, injunction or decree binding on or affecting it or affecting any of its assets or properties.

Section 3.2. Purchaser’s Covenant. With respect to each Loan acquired by Seller, Purchaser shall provide or cause its affiliates to provide to Seller any marks and discount rates in connection with the valuation of each such Loan, together with any reports of third party valuation firms to the extent permitted to do so under the terms of any applicable confidentiality agreements.

ARTICLE IV.

MISCELLANEOUS

Section 4.1. Further Assurances. The Seller covenants and agrees, without further consideration, to prepare, execute, acknowledge, file, record and deliver such other instruments, documents and statements (including, without limitation, the applicable assignment and assumption agreement in the event of any Forward Purchase made pursuant to Section 2.2 hereof), and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement, including without limitation to cause and/or effect the sale, transfer, assignment and conveyance of its right, title and interest in and to the Loan in respect of any Forward Purchase to the Purchaser and to execute and deliver any and all documents required by the Credit Agreement of such Loan.

Section 4.2. Full Recourse. All obligations of the Seller hereunder are full recourse obligations of the Seller. The Seller acknowledges and agrees that the right of the Purchaser to assert claims against the Seller on a full recourse basis is a material inducement to the Purchaser entering into this Agreement.

Section 4.3. Amendments. No amendment, waiver or other modification of any provision of this Agreement shall be effective unless agreed to in writing by each of the Purchaser and the Seller.

Section 4.4. Merger and Integration. Except as specifically stated otherwise herein, this Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, written or oral, are superseded by this Agreement.

Section 4.5. Severability of Provisions. If any one or more of the covenants, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, including, without limitation, as a result of violating the U.S. Investment Company Act of 1940, as amended, then such covenants, provisions or terms shall be deemed severable from the remaining covenants, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

Section 4.6. GOVERNING LAW; JURY WAIVER. THIS AGREEMENT SHALL, IN ACCORDANCE WITH SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK, BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING DIRECTLY OR INDIRECTLY OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER.

Section 4.7. Consent to Jurisdiction. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City in any action or proceeding arising out of or relating to this Agreement, and each party hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 4.8. Headings and Schedule. The headings herein are for purposes of references only and shall not otherwise affect the meaning or interpretation of any provision hereof.

Section 4.9. Confidentiality. The Confidential Information, including the contents of this Agreement, are confidential and shall not be disclosed to any third party, and no party hereto shall make any public announcement relating to this Agreement without the consent of each other party hereto (except that any party hereto may make disclosure or an announcement regarding entry into this Agreement to the extent required by applicable law or regulation whether by way of a press release, filing a Form 8-K or other periodic or current report with the Securities and Exchange

Commission or otherwise); except that disclosure by the Receiving Party of this Agreement and its terms or other Confidential Information is permitted (i) to its affiliates and to its and its affiliates’ respective partners, directors, trustees, officers, employees, agents, attorneys, advisors, financing sources, auditors, custodians and administrators and other representatives who need to know such Confidential Information in connection with the transactions contemplated hereby (it being understood that (A) the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential to the same extent as provided in this Section 4.9 and (B) it will be responsible for its affiliates’ compliance with this Section 4.9), (ii) to the extent requested by any regulatory agency or authority with competent jurisdiction over it or its affiliates (including any self-regulatory authority), (iii) where required or appropriate in response to any summons, subpoena, or otherwise in connection with any litigation or regulatory inquiry or to comply with any applicable law, order, regulation, ruling, or disclosure requirement, including without limitation, any requirement of any regulatory body or stock exchange where the shares of such disclosing party are listed, as determined by the disclosing party in good faith following consultation with the other party hereto, (iv) to any other party hereto or to any rating agency in connection with rating the Receiving Party, (v) in connection with the exercise of any remedies hereunder or any action or proceeding relating to this Agreement or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 4.9, to any assignee, any of its rights or obligations under this Agreement; provided that such person would be permitted to be an assignee or participant pursuant to the terms hereof, (vii) in the case of the Purchaser, in connection with any materials or agreements provided or entered into with investors or potential investors, (viii) with the prior written consent of the Disclosing Party, (ix) to the extent such Confidential Information (A) becomes publicly available other than as a result of a breach of this Section 4.9 or (B) becomes available to the Receiving Party or any of its affiliates on a nonconfidential basis from a source other than the Disclosing Party or its affiliates and is not actually known by the Receiving Party to be in breach of any other person’s confidentiality obligations to the Disclosing Party, (x) in connection with the acquisition or transfer of the Loan or other assets contemplated by this Agreement or to any party to any of the Credit Agreement or other documents or instruments governing, or entered into in connection with, the Loan and to the extent permitted hereby or (xi) subject to any agreement containing provisions substantially similar to this Section 4.9, to any financing source of the Seller or Purchaser. Notwithstanding the foregoing or any other provision in this Agreement or any other document, the Purchaser and the Seller (and each employee, representative, or other agent of the Purchaser and the Seller) may each disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to them relating to such U.S. tax treatment and U.S. tax structure (as those terms are used in Treasury Regulations under Sections 6011, 6111 and 6112 of the U.S. Internal Revenue Code of 1986, as amended), other than any Confidential Information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

Any person required to maintain the confidentiality of Confidential Information as provided in this Section 4.9 shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such person would accord to its own Confidential Information.

Section 4.10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

CLIFFWATER CORPORATE LENDING FUND, as Seller

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: President

OWL ROCK TECHNOLOGY INCOME CORP., as Purchaser

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer, BDCs